Exhibit 99.1

ANNUAL INFORMATION FORM

Stantec

STANTEC INC. 2012
ANNUAL INFORMATION FORM
February 20, 2013

One Team. Integrated Solutions.

STN·TSX·NYSE

STANTEC INC.    ANNUAL INFORMATION FORM

                              FEBRUARY 20, 2013

Cautionary Note Regarding Forward-Looking Statements

Our public communications often include written or verbal “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively “forward-looking statements.”) Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions and courses of action and include future-oriented financial information.

Statements of this type are contained and incorporated by reference in this report, including the discussion of our goals in the Core Business and Strategy section and of our annual and long-term targets and expectations for our regions and practice area units in the Results and Outlook sections of our management’s discussion and analysis for the year ended December 31, 2012, which have been incorporated by reference in this annual information form (as described on page 9), and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2013 and beyond, our strategies or future actions, our dividend policy, our targets, our expectations for our financial condition or share price, or the results of our outlook for our operations in order to describe the management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on its forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements. The following factors, among others, could cause our actual results to differ materially from those projected in our forward-looking statements:

—	Global capital market activities
—	Fluctuations in interest rates or currency values
—	The effects of war or terrorist activities
—	The effects of disease or illness on local, national, or international economies
—	The effects of disruptions to public infrastructure such as transportation, communications, power, or water
—	Global economic or political conditions
—	Regulatory or statutory developments
—	The effects of competition in the geographic or business areas in which we operate
—	The actions of management
—	Technological changes

Many of these factors are beyond our control and have effects which are difficult to predict.

Assumptions about the performance of the Canadian and US economies in 2013, and how it will affect our business, are material factors we consider in determining our forward-looking statements and are discussed in the Outlook section of our management’s discussion and analysis for the year ended December 31, 2012, filed on www.sedar.com, and incorporated by reference in this annual information form.

For additional information regarding material and known risks and assumptions, see the discussion on pages M-57 to M-64 and M-67 to M-68 of our management’s discussion and analysis for the year ended December 31, 2012, which is incorporated by reference in this annual information form.

We caution that different factors, including those discussed in our management’s discussion and analysis and others, could adversely affect our results. Investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 20, 2013, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made, from time to time, by us or on our behalf. In the case of the ranges of expected performance for fiscal 2013, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

CORPORATE STRUCTURE

Name, Address, and Incorporation

Stantec Inc. was incorporated under the Canada Business Corporations Act on March 23, 1984, as 131277 Canada Ltd. We have amended our Articles of Incorporation on several occasions to change our Company’s name, amend share attributes, create and delete classes of shares, reorganize our outstanding share capital and split our common shares on a two-for-one basis, and change the minimum and maximum number of directors of our board.

On August 15, 1984, the name 131277 Canada Ltd. was changed to Stanley Engineering Group Inc., and on October 18, 1989, it was changed to Stanley Technology Group Inc. On March 30, 1994, Stanley Technology Group Inc. amalgamated with 3013901 Canada Limited to continue as Stanley Technology Group Inc. On October 28, 1998, the name Stanley Technology Group Inc. was changed to Stantec Inc.

Our head and principal office and our registered and records office are located at 10160 – 112 Street, Edmonton, Alberta, Canada, T5K 2L6.

References in this annual information form to “Stantec” and the “Company” include, as the context may require, Stantec Inc. and all or some of the companies in which it has an interest. References in this annual information form to “our,” “us,” or “we” also refer to “Stantec” in the manner explained above.

Intercorporate Relationships

The following chart lists, as at December 31, 2012, the intercorporate relationships among Stantec and its subsidiaries; the jurisdiction of incorporation of these companies; and the percentage of voting and restricted securities owned, controlled, or directed by Stantec:

Subsidiary	Percentage Of Voting Shares	Percentage Of Restricted Shares*	Jurisdiction Of Incorporation

58053 Newfoundland & Labrador Inc.	100	n/a	Newfoundland & Labrador

59991 Newfoundland & Labrador Ltd.	100	n/a	Newfoundland & Labrador

3221969 Nova Scotia Company	100	100	Nova Scotia

ENTRAN of Virginia, PLLC	100	n/a	Virginia

Greenhorne & O’Mara, Inc.	100	n/a	Maryland

International Insurance Group Inc.	100	n/a	Barbados

I.R. Wilson Consultants Ltd.	100	n/a	British Columbia

Jacques Whitford Consultants BV	100	n/a	Netherlands

Jacques Whitford Holdco Ltd.	100	n/a	Cayman Islands

Nu Nennè-Stantec Inc.	100	n/a	Alberta

RiverMorph, LLC	100	n/a	Kentucky

Stantec Consulting Caribbean Ltd.	100	n/a	Barbados

Stantec Consulting Cayman Islands Ltd.	100	n/a	Cayman Islands

Stantec Consulting Colombia S.A.S.	100	n/a	Colombia

Stantec Consulting Guatemala, S.A.	100[1]	n/a	Guatemala

Subsidiary	Percentage Of Voting Shares	Percentage Of Restricted Shares*	Jurisdiction Of Incorporation

Stantec Consulting International LLC	100	n/a	Arizona

Stantec Consulting International Ltd.	100	100	Canada

Stantec Consulting Labrador Ltd.	100	n/a	Newfoundland & Labrador

Stantec Consulting Ltd.	100	100	Canada

Stantec Consulting Michigan Inc.	100	n/a	Michigan

Stantec Consulting Panama, S.A.	100	n/a	Panama

Stantec Consulting Services Inc.	100	100	New York

Stantec Delaware II LLC	100	n/a	Delaware

Stantec do Brasil Engenharia e Consultoria Ltda.	100	n/a	Brazil

Stantec Experts-conseils ltée	100	n/a	Canada

Stantec Holdings (Delaware) III Inc.	100	n/a	Delaware

Stantec Holdings Ltd.	100	100	Alberta

Stantec Holdings II Ltd.	100	n/a	Alberta

Stantec Newfoundland & Labrador Ltd.	100	n/a	Newfoundland & Labrador

Stantec Technology International Inc.	100	100	Delaware

UEI Associates, Inc.	100	n/a	Texas

UEI Global I, Inc.	100	n/a	Texas

Universal Energy do Brasil Ltda.	100	n/a	Brazil

WilsonMiller, Inc.	100	n/a	Florida

*	In the context of this annual information form, “restricted shares” means non-voting shares in the capital stock of the Company or a subsidiary of the Company, as the case may be.
[1]	1% of the shares are registered in the name of an individual shareholder, who holds such shares for the benefit of Stantec.

GENERAL DEVELOPMENT OF THE BUSINESS

2013

The following are highlights of the development of our business for the current year.

Officer and Director Changes

On February 20, 2013, Don Lowry was appointed to Stantec’s board of directors, to be effective May 8, 2013.

Dividend Declaration

On February 20, 2013, Stantec’s board of directors declared a dividend of $0.165 per share, payable on April 18, 2013, to shareholders of record on March 29, 2013.

Three-Year History

The following are highlights of the development of our business over the past three years.

2012

Officer and Director Changes

The following changes occurred in 2012:

—	Effective October 3, 2012, eminent board member Robert J. Bradshaw retired as a director after nineteen years of service.
—	On March 1, 2012, Robert H. Seager was appointed senior vice president and practice leader in Environmental Services for Canada and the United States.
—	On March 1, 2012, Gordon A. Johnston was appointed senior vice president and practice leader in the Company’s Water sector for Canada and the United States.

Dividend Declaration

On February 15, 2012, Stantec’s board of directors approved a dividend policy and concurrently declared its first quarterly dividend of $0.15 per share, payable on April 17, 2012, to shareholders of record on March 30, 2012, and started declaring quarterly dividends in 2012. The declaration of dividends reflects the confidence of our board of directors and management in our ability to generate ongoing cash flow from operations, continue to grow revenue, and complete strategic acquisitions while providing enhanced shareholder returns.

Credit Facility

Effective June 28, 2012, the Company reached an agreement to extend the maturity date of its $350 million revolving credit facility to August 31, 2016. This facility also allows the Company access to additional funds under the same terms and conditions on approval from its lenders. The limit to these additional funds was increased from $75 million to $150 million in 2012.

Acquisitions in 2012

We acquired a number of firms in Canada and the United States during 2012. The acquisitions completed in 2012 included the following:

Date	Business Acquired	Nature of Business

Dec 2012	Greenhorne & O’Mara, Inc.

Provides services in the design of transportation facilities and other infrastructure, including highway and bridge design, traffic engineering, master planning and landscape architecture, structural engineering, US Department of Defense services, and utilities design, principally located in Laurel, Maryland, with offices spread throughout the Mid-Atlantic and Southeast regions

Dec 2012	Landmark Survey and Mapping, Inc.	Provides services in surveying and mapping for oil and gas pipelines, principally located in Washington, Pennsylvania

Nov 2012	Corzo Castella Carballo Thompson Salman, P.A.

Provides transportation and civil engineering, architecture, and environmental engineering services to major transportation agencies, municipalities, and education institutions across the state, principally located in Miami-Dade County in Coral Gables, Florida, with offices in Fort Lauderdale, Boca Raton, West Palm Beach, and Orlando, Florida

Nov 2012	Architecture 2000 Inc.	Provides services in architectural, master/urban planning, interior design, and project management, principally located in Moncton, New Brunswick

Aug 2012	Cimarron Engineering Ltd.	Provides services in the development, design, installation, and integrity maintenance of oil and gas pipeline systems and station facilities, principally located in Calgary and Edmonton, Alberta

May	ABMB Engineers, Inc.	Provides services in transportation, traffic, and infrastructure engineering, as well as intelligent transportation system design,

Date	Business Acquired	Nature of Business

2012		principally located in Baton Rouge, Louisiana, with offices in New Orleans and in Jackson, Vicksburg, and Madison, Mississippi

May 2012	PHB Group Inc.

Provides services in architectural and interior design as well as pre-design services, including site-selection studies, life safety studies, building condition reports, feasibility studies, master planning, programming, and project management services, principally located in St. John’s, Newfoundland

2011

Officer and Director Changes

The following changes occurred in 2011:

—	On September 1, 2011, Douglas K. Ammerman and Delores M. Etter were appointed to Stantec’s board of directors.
—	Effective August 26, 2011, Jeffery Kishel stepped down from his role as practice area unit leader, Environment, and left Stantec. Richard K. Allen assumed Mr. Kishel’s role.
—	Following the Company’s annual general meeting, distinguished board member Paul Cellucci tendered his resignation from the Company board.
—	During Stantec’s annual general meeting on May 12, 2011, chair of the board Ronald Triffo announced the board’s selection of his successor, Aram H. Keith, who has been a board member since 2005.

Credit Facility

On September 8, 2011, we announced that we had reached an agreement to amend our existing $350 million revolving credit facility and extend the maturity date to August 31, 2015. We may obtain access to an additional $75 million under the same terms and conditions upon approval from our lenders. We will use the credit facility as working capital for general corporate purposes and for future acquisitions.

Debt Private Placement

On May 13, 2011, Stantec completed the issuance of $70 million in aggregate principal amount of 4.332% senior secured notes due May 10, 2016, and $55 million in aggregate principal amount of 4.757% senior secured notes due May 10, 2018. Stantec used the net proceeds from the notes to refinance existing debt. The notes are ranked equally with Stantec’s obligations under its existing revolving credit facility.

Acquisitions in 2011

We acquired a number of firms in Canada and the United States during 2011. The acquisitions completed in 2011 included the following:

Date	Business Acquired	Nature of Business

Oct 2011	ENTRAN, Inc.

Provides a range of transportation infrastructure services, including aviation planning and design, bridge design, roadway design, traffic engineering, transportation planning, and construction engineering services, principally located in Lexington, Kentucky, with additional offices in Chicago, Illinois; Cincinnati, Ohio; Charleston, West Virginia; Louisville, Kentucky; and Nashville, Tennessee

Oct 2011	5107 N.W.T. Limited, operating as FSC Architects & Engineers

Provides services and expertise within architecture, mechanical, electrical, civil/municipal, structural, and environmental engineering, principally located in Yellowknife, Northwest Territories, with other additional offices in Whitehorse, Yukon; Iqaluit, Nunavut; and Edmonton, Alberta

Sept 2011	Bonestroo Inc.

Provides services in municipal engineering, infrastructure planning, streets and utilities design, water supply, water storage, water distribution, brownfields redevelopment, environmental planning, environmental management, environmental compliance, transportation engineering, traffic engineering, bridge design, water resources management, ice design, aquatics design, athletic field

Date	Business Acquired	Nature of Business

design, land use planning, and urban design, principally located in Minnesota, with additional offices in Wisconsin, Illinois, Michigan, and North Dakota

May 2011	1488320 Alberta Inc. The Caltech Group

Caltech has two distinct business units—Caltech Senex Oil & Gas and Caltech Utilities. Caltech Senex Oil & Gas provides multidisciplinary engineering, procurement, and construction management services, including studies, front-end engineering and development work, detailed engineering, construction management, commissioning, and start-up, as well as operations support. Caltech Utilities has extensive experience in the design of utility, electrical asset, and telecom facilities, which includes a wide range of client planning, engineering, consulting, and development services; both are principally located in Calgary, Alberta

Feb 2011	QuadraTec Inc.

Provides services including mechanical, electrical, industrial, and communication engineering; energy management; design; studies; and contract administration; principally located in Newfoundland and Labrador

2010

Officer Changes

The following changes occurred in 2010:

—	Effective January 1, 2010, Richard K. Allen assumed the senior vice president and chief operating officer role.
—	On January 1, 2010, Scott L. Murray assumed the role of regional operating unit leader, US East.
—	Effective July 2, 2010, Robert Youden stepped down from his role as regional operating unit leader, Canada East, and left Stantec. Paul Allen assumed Mr. Youden’s role for the balance of 2010.

Credit Facility

In August 2010, we increased the limit of our revolving credit facility from $300 million to $350 million and extended its maturity date to August 2013. The agreement also included a provision allowing us to obtain access to an additional $75 million under the same terms and conditions upon approval from our lenders.

Acquisitions in 2010

We acquired a number of firms in Canada and the United States during 2010. The acquisitions completed in 2010 included the following:

Date	Business Acquired	Nature of Business

Dec 2010	Burt Hill, Inc.

Provides services in the design of higher education and healthcare facilities from offices principally located in Pennsylvania, with additional offices in Massachusetts, Arizona, North Carolina, Ohio, Florida, Washington, D.C., the United Arab Emirates, and India

Oct 2010	Street Smarts, Inc./Data Smarts, LLC	Provides design services in transportation and civil engineering from offices principally located in Georgia

Sep 2010	ECO:LOGIC Engineering	Provides services in the planning, permitting, design, construction management, and operations of water and wastewater facilities from offices principally located in California

Sep 2010	Anshen + Allen Architects, Inc.	Provides services in the design of healthcare and education facilities from offices principally located in California, with additional offices in Ohio, Massachusetts, and the United Kingdom

Aug 2010	Communication Arts, Inc.	Provides specialized services in project visioning, branding, and associated conceptual architectural and environmental graphics from offices principally located in Colorado

Date	Business Acquired	Nature of Business

Jul 2010	Natural Resources Consulting, Inc./ NRC Restorations, LLC

Provides services in the areas of wetland, aquatic, and terrestrial ecology; wildlife science; soils science; environmental impact assessment; watershed management; ecosystem restoration design and implementation; and geographic information systems from offices principally located in Wisconsin

Jul 2010	WilsonMiller, Inc.	Provides services for infrastructure, transportation, land management, and environmental projects from offices principally located in Florida

Jul 2010	IEA Holdings, Inc.

Provides engineering and project management services for both traditional and renewable energy projects ranging from cogeneration, coal, and electrical transmission work to the design of wind, waste-to-energy, and biomass systems from offices principally located in Maine, with additional offices in South Carolina

Apr 2010	TetrES Consultants Inc.	Provides environmental management consulting services principally located in Manitoba

Mar 2010	Project Control Group Inc.	Provides project implementation strategy, planning, and controls for complex projects, principally located in Ontario

For additional information regarding the general development of our business and our strategies for the upcoming year, see pages M-2 to M-12, M-20 to M-27, and M-46 to M-49 of Stantec’s 2012 management’s discussion and analysis incorporated by reference in this annual information form and filed on www.sedar.com.

DESCRIPTION OF THE BUSINESS

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. By integrating our expertise in these areas across North America and international locations, we are able to provide our clients with a vast number of project solutions. This integrated approach enables us to execute our operating philosophy by maintaining a world-class level of expertise that we supply to our clients through the strength of our local offices.

We focus on providing professional consulting services in the infrastructure and facilities market, principally on a fee-for-service basis, while participating in various models of alternative project delivery. By focusing on a multidisciplinary service delivery, we also support clients throughout the project life cycle—from the initial conceptualization and financial feasibility to project completion and beyond.

We have one reportable segment under International Financial Reporting Standards (IFRS): consulting services.

The following table illustrates the breakdown of gross revenue for 2012 and 2011 for consulting services:

Unit	2012 (C$ millions) %	2011 (C$ millions) %

Consulting Services	1,882.9 100	1,683.4 100

We organize our operations into three main geographic regions, Canada, the United States, and International. In 2012, we earned 58% of our gross revenue in Canada, 38% in the United States and 4% internationally. Our international offices are in the Caribbean, the United Kingdom, the Middle East, and India. For additional information regarding our core business and strategy, see our 2012 management’s discussion and analysis pages M-2 to M-7, which are incorporated by reference herein.

Research and Development

We generally conduct research and development in the context of a client’s specific project requirements. Most research and development is conducted in the areas of infrastructure evaluation and management systems, hydraulic modeling of water and wastewater systems, pavement evaluation and management systems, and wastewater treatment.

Competitive Conditions

We work in highly competitive markets and have numerous competitors for all of the services we offer. The number and identity of competitors vary widely with the type of service we provide. Moreover, for small- to medium-sized projects, we compete with many engineering, architecture, and other professional consulting firms. For larger projects, we have fewer but still many competitors; however, some of these competitors have greater financial and other resources than we do. Although we compete with other large private and public companies in certain geographic locations, our primary competitors are small- to mid-sized privately held regional firms in the United States and Canada.

We believe that our operating structure, our operating philosophy, our enterprise systems, and the mix and breadth of our professional services differentiate us from other engineering, architecture, and professional consulting firms.

The principal competitive factors in the services we offer are reputation, experience, breadth and quality of services, technical proficiency, local offices, competitive total project fees, and integrated service delivery. Given the expanding demand for the services we provide, it is likely that additional competitors will emerge. Notwithstanding this increased competition, we believe that we will retain the ability to compete effectively because of our strengths and expertise in engineering, architecture, and related professional services and our track record of service delivery.

Services

We serve many diverse clients in both the private and public sectors. We seek to establish ongoing relationships with clients that are likely to produce repeat business. We are not dependent on any one client or group of clients for our business. No single client or project represents more than 5% of our overall business.

We offer a range of pricing structures to our clients but primarily provide our services based on either a fixed- or variable-fee contract with a ceiling, or a time-and-material contract without a stated ceiling. We secure our assignments primarily based on our expertise and contacts and sometimes based on a competitive bidding process.

Employees

As at December 31, 2012, we had approximately 12,700 staff. This total staff number is comprised of approximately 7,300 professionals, 4,000 technologists and technicians, and 1,400 support personnel.

We are a knowledge-based organization and are always seeking talented and skilled professionals in all of our specialized practice areas. Since the supply of qualified candidates is sometimes limited, we use various recruitment strategies to address staffing needs. Examples of our recruitment strategies include our employee referral bonus program, website job postings, career fairs, student programs, and opportunities to transfer to other office locations.

Reorganization

In the first quarter of 2010, we reorganized our corporate structure to make it more efficient, which increased our estimated income tax expense by $6.2 million. The reorganization resulted in a gain for tax purposes; however, this gain did not affect income taxes payable, since it was used to offset previously recognized US income tax losses.

Effective at the close of business on December 31, 2011, Stantec Consulting Corporation (SCC), a Delaware corporation, was merged into its affiliate, Stantec Consulting Services Inc. (SCSI), a New York Corporation. SCC was the successor entity of the acquisition of and merger with SECOR International Incorporated in 2008. The purpose of the merger of SCC and SCSI was to further consolidate and streamline our US operations.

Social and Environmental Policies

Stantec’s Health, Safety & Environment (HSE) Program

Stantec is committed to continual improvement in the area of health and safety in all aspects of its business. Led by our vice president, People + Practice, the HSE team includes an HSE director, managers for both the United States and Canada, regional coordinators, more than 100 office coordinators, two dedicated workers’ compensation claims coordinators, and systems and administrative support staff.

The HSE program’s objective is to protect our employees from injury and to prevent property loss and environmental damage by aligning work processes, systems, and behaviors so that our employees have the necessary guidance and knowledge to complete every task safely, every time. To achieve this objective, the HSE team develops practices and tools that protect employees not only by meeting or exceeding government regulations, but also by striving for best practices.

The foundation of the program is a Hazard Recognition and Control (HRAC) process that enables employees at all levels to establish a healthy and safe work environment. Projects begin with the development of a Risk Management Strategy form that identifies potential risks associated with the project site. Based on these risks, additional controls may be implemented. For example:

—	A job safety analysis (JSA) can be completed for identified risks. A JSA breaks down a task into component steps with identification of associated hazards and precautions.
—

A site-specific Health and Safety Plan (HASP) may be prepared for each site. All employees, subcontractors, and visitors to applicable sites are required to review and adhere to the health and safety guidelines presented in the HASP.

Through these formal strategies, along with regular last-minute risk assessments, the HRAC process empowers employees to proactively identify hazards, assess risks, eliminate or control risks, and stop work if required in order to prevent injury and illness, environmental and property damage, and other types of costly business interruptions.

The HSE team also supports the organization by

—	Maintaining approved health, safety, and environment procedures for many specific work tasks in the form of safe work practices.
—	Providing health, safety, and environment training and education; completing root cause analysis and evaluating lessons learned from recordable injuries and other incidents.
—	Coordinating case management following work-related injuries and illnesses.

Due to the diversity of the Stantec organization, the HSE team develops core health, safety, and environment practices that can be implemented Company-wide, yet are adaptable to suit the needs of any particular region, client, or project.

Our Company HSE program is outlined in our corporate Health and Safety policy, HSE Program Manual, and Safe Work Practices.

The program is communicated to employees through a comprehensive communications strategy that includes regular features in our Company magazine, ongoing use of the Company’s intranet, eBulletins from senior leadership, office signage, presentations, and workshops. In addition to tracking lagging indicators (workers’ compensation costs and total recordable injury rates), we also track leading indicators such as site visits, file reviews, safety meetings, and worksite inspections to further gauge the effectiveness of the program. The HSE team is able to conduct internal audits to assist in assessing compliance and to identify program strengths and opportunities for improving health and safety performance.

Independent (third-party) audits of the HSE program may also be conducted as necessary to obtain and maintain external certification (e.g., a Certificate of Recognition). These audits are conducted on a regular basis (often every three years) by an independent auditor. The results of the audits are documented and brought to the attention of the Joint Health and Safety Committee, regional safety coordinator, local leadership, and the HSE director. The committee monitors corrective action, addresses deficiencies found by the audit, and facilitates preventive action if opportunities are identified. Responsibility for corrective and preventive action will be assigned and recorded in a Health and Safety Action Plan.

ISO 14001:2004 Registration

In support of Stantec’s sustainability policy promoting compliance with applicable environmental regulations and reducing our environmental footprint, we have developed and implemented a formal environmental management system. The environmental management system is registered to the ISO 14001:2004 environmental management standard, an internationally recognized standard, and is audited annually by an external auditor. Our ISO 14001:2004 registered environmental management system requires leadership to establish environmental performance objectives, such as the reduction of energy, resource use, and waste, and to formally report on those objectives within an accountable and transparent framework. Stantec received confirmation of registration on January 20, 2012.

Stantec’s Sustainability Policy

Stantec is committed to being a leader and model of sustainability by doing business in a way that meets the needs of the present while contributing to an environmentally, socially, and economically sustainable future. This commitment, at the heart of how Stantec operates and delivers solutions to its clients, is vital to its long-term success in achieving its vision.

Stantec will focus its efforts in the areas where it believes that it can have a significant impact in the following ways:

—	Building a leading sustainability consulting practice in the markets it serves by
—	Using its expertise, experience, and influence to advance the sustainability of its valued clients
—	Incorporating sustainability into all its service offerings
—	Marketing and selling sustainable development services across all sectors
—	Integrating sustainability into its overall operations and everyday practice by
—	Implementing best industry, employee, and vendor practices to reduce resource use, waste, and emissions while increasing efficiency and effectiveness
—	Fostering an understanding of sustainability at all levels of the organization in ways that are both personally and professionally relevant
—	Embracing an accountable and transparent governance and leadership structure that integrates sustainability considerations into all its business decisions
—	Reporting on its sustainability performance and achievements

Stantec strives to achieve the following:

—	Environmental Progress—Lower its impact on the environment by progressing toward least-impact approaches to resource and energy use, waste, and emissions of carbon and toxins
—	Social Progress—Engage with stakeholders and support the communities in which it operates
—	Economic Viability—Demonstrate that its sustainability efforts lead to long-term business vibrancy and viability in concert with its vision, strategic plan, and business objectives

International Operations

In 2012, Stantec remained active internationally with gross revenue from international operations of approximately $76.2 million.

We work “in country” via our permanent offices located in the United Kingdom, the Middle East, India, Panama, Qatar, and Barbados and manage and support that work from our offices located in the United States or Canada.

All projects are reviewed for compliance with Stantec’s legal, financial, and technical processes. In addition, each in-country project is examined to ensure that any health and safety or political risks are acceptable. All major projects are subject to major project reviews where applicable and all projects have an executive leadership sponsor.

RISK FACTORS

For a review of the risks pertaining to our Company, refer to our 2012 management’s discussion and analysis, pages M-57 to M-64, which is filed on SEDAR at www.sedar.com and incorporated by reference herein.

DIVIDENDS

On February 15, 2012, Stantec’s board of directors approved a dividend policy and started declaring quarterly dividends of $0.15 per share. For the year ended December 31, 2012, the total amount of dividends declared by the Company was $0.60 per share. While the Company aims to declare and pay a dividend on a quarterly basis, the dividend policy may be changed from time to time in the sole discretion of the board of directors. Accordingly, there can be no assurances as to the amount or timing of any dividend in the future. In assessing whether to pay a dividend and in determining the amount of the dividend, the board of directors will consider, among other things, prevailing economic and market conditions, the Company’s earnings, financial requirements for the Company’s operations, the business strategy of the Company and other factors which our board of directors considers relevant from time to time.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares, of which, at December 31, 2012, no preferred shares and 45,983,894 common shares were issued and are outstanding.

Preferred Shares

The preferred shares may be issued in one or more series, with each series to consist of such number of shares and to have such rights, privileges, restrictions, and conditions as may, before the issue thereof, be determined by our board of directors. The holders of the preferred shares as a class are not entitled to receive notice of or to attend any meeting of our shareholders and are not entitled to vote at any such meeting, except to approve amendments to the terms of the preferred shares as a class or as required by law. Each series of preferred shares will rank pari passu with each other series of preferred shares with respect to the entitlement to dividends or distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec. The preferred shares as a class rank ahead of the common shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec.

Common Shares

The holders of common shares are entitled to receive, as and when declared by our board of directors, dividends in such amount and in such form as our board of directors may from time to time determine. The holders of the common shares are entitled to receive notice of and to attend all meetings of our shareholders and have one vote for each common share held at all such meetings, except for meetings at which only holders of another specified class or series of our shares are entitled to vote separately as a class or series. The common shares rank behind the preferred shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec.

MARKET FOR SECURITIES

Trading Price and Volume

Our common shares are listed for trading on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The intraday trading information on the TSX for the period from January 1, 2012, to December 31, 2012, is set out in the following table:

Toronto Stock Exchange 2012
Month	High	Low	Volume
January	$28.67	$25.91	1,883,878
February	$31.99	$27.80	4,529,945
March	$32.64	$28.83	16,003,775
April	$32.29	$29.56	2,192,757
May	$32.35	$29.33	1,765,211
June	$31.50	$27.34	2,217,112
July	$29.47	$26.30	2,059,337
August	$32.58	$28.15	1,940,841
September	$35.41	$31.35	2,487,745
October	$35.48	$33.65	1,260,498
November	$38.06	$34.32	1,561,340
December	$41.32	$36.89	2,116,081
			40,018,520

The intraday trading information on the NYSE for the period from January 1, 2012, to December 31, 2012, is set out in the following table:

New York Stock Exchange 2012
Month	High	Low	Volume
January	$28.30	$25.74	145,247
February	$31.82	$27.96	215,699
March	$32.79	$28.56	282,313
April	$32.72	$29.42	117,134
May	$32.67	$28.85	119,971
June	$30.20	$26.58	115,097
July	$29.07	$25.77	81,263
August	$32.99	$28.00	205,431
September	$36.28	$31.87	213,550
October	$36.11	$34.24	257,532
November	$38.00	$34.13	223,916
December	$41.82	$37.27	207,188
			2,184,341

DIRECTORS AND OFFICERS

The following table lists the directors of Stantec, current to February 20, 2013, their municipality of residence, and their principal occupation within the five preceding years:

Directors of Stantec

Name and Municipality of Residence	Principal Occupation	Director Since

DOUGLAS K. AMMERMAN[2] Laguna Beach, California, United States	Corporate Director	2011

DAVID L. EMERSON[2] Vancouver, British Columbia, Canada	Corporate Director and Public Policy Advisor	2009

DELORES M. ETTER[1] Dallas, Texas, United States	Professor of Electrical/Computer Engineering	2011

ANTHONY P. FRANCESCHINI[1] Edmonton, Alberta, Canada	Corporate Director	1994

ROBERT J. GOMES Edmonton, Alberta, Canada	President & CEO of Stantec	2009

SUSAN E. HARTMAN[1] Evergreen, Colorado, United States	President and CEO of The Hartman Group (a management consulting firm)	2004

ARAM H. KEITH Monarch Beach, California, United States	Corporate Director	2005

IVOR M. RUSTE[1,2] Calgary, Alberta, Canada	Executive Vice President and Chief Financial Officer, Cenovus Energy Inc. (a Canadian oil company)	2007

[1]	Member of the Corporate Governance and Compensation Committee
[2]	Member of the Audit and Risk Committee

All directors are elected annually. Douglas K. Ammerman, Susan E. Hartman and Aram H. Keith have been engaged in their current principal occupation for more than five years. Ivor M. Ruste is currently executive vice president and chief financial officer of Cenovus Energy Inc. During the period from May 2006 to November 2009, Mr. Ruste worked with Encana Corporation as executive vice president, corporate responsibility & chief risk officer. David L. Emerson was a member of Parliament for Vancouver Kingsway from July 2004 to 2008. From November 2008 to November 2009, Mr. Emerson was a senior advisor with the law firm of Farris, Vaughan LLP. Anthony P. Franceschini was Stantec’s president and chief executive officer until May 14, 2009. Prior to May 15, 2009, Robert J. Gomes was senior vice president of certain Stantec subsidiaries. Since November 2007, Delores M. Etter’s principal occupation has been Professor of Electrical/Computer Engineering. From November 2005 to November 2007, Dr. Etter’s occupation was Assistant Secretary of the Navy for Research, Development and Acquisitions.

The following table lists the nonexecutive and executive officers of Stantec Inc., current to February 20, 2013, their municipality of residence, and their principal occupation within the five preceding years:

Nonexecutive Officer and Executive Officers of Stantec

Name and Municipality of Residence	Principal Occupation	Officer Positions Held

Nonexecutive Officer of Stantec Inc.

ARAM H. KEITH Monarch Beach, California, United States	Chair of the Board	Chair of the Board of Stantec Inc.

Executive Officers of Stantec Inc.

ROBERT J. GOMES Edmonton, Alberta, Canada	President & CEO	President & CEO of Stantec Inc.

DANIEL J. LEFAIVRE St. Albert, Alberta, Canada	Senior Vice President & CFO	Senior Vice President & CFO of Stantec Inc.

RICHARD K. ALLEN Canton, Massachusetts, United States	Senior Vice President & COO	Senior Vice President & COO of Stantec Inc.; Interim Practice Area Unit Leader, Environment

PAUL J.D. ALPERN Edmonton, Alberta, Canada	Vice President, Secretary & General Counsel	Vice President, Secretary & General Counsel of Stantec Inc., and Vice President and Corporate Counsel of certain Stantec Inc. subsidiaries

Other Executive Officers

W. PAUL ALLEN Elmira, Ontario, Canada	Regional Operating Unit Leader, Canada East	Senior Vice President of certain Stantec Inc. subsidiaries

DONALD R. BELLIVEAU Fredericton, New Brunswick, Canada	Practice Area Unit Leader, Industrial	Senior Vice President of certain Stantec Inc. subsidiaries

CARL F. CLAYTON Edmonton, Alberta, Canada	Practice Area Unit Leader, Transportation; and Regional Operating Unit Leader, International	Senior Vice President of certain Stantec Inc. subsidiaries

VALENTINO DIMANNO Calgary, Alberta, Canada	Regional Operating Unit Leader, Canada West	Senior Vice President of certain Stantec Inc. subsidiaries

GORDON A. JOHNSTON Calgary, Alberta, Canada	Practice Leader, Water, Canada and US	Senior Vice President of certain Stantec Inc. subsidiaries

SCOTT L. MURRAY Lexington, Kentucky, United States	Regional Operating Unit Leader, US East	Senior Vice President of certain Stantec Inc. subsidiaries

ERIC C. NIELSEN Santa Ana, California, United States	Regional Operating Unit Leader, US West; and Practice Area Unit Leader, Urban Land	Senior Vice President of certain Stantec Inc. subsidiaries

Name and Municipality of Residence	Principal Occupation	Officer Positions Held

ROBERT H. SEAGER Calgary, Alberta, Canada	Practice Leader, Environmental Services, Canada and US	Senior Vice President of certain Stantec Inc. subsidiaries

STANIS I.R. SMITH Burnaby, British Columbia, Canada	Practice Area Unit Leader, Buildings	Senior Vice President of certain Stantec Inc. subsidiaries

All the above executive officers and nonexecutive officer have held their present position or other positions with Stantec for the past five years, except for the following:

—	Daniel J. Lefaivre who, prior to January 1, 2009, was Stantec’s vice president, Finance & Treasury
—	Richard K. Allen who, following August 26, 2011, became Interim Practice Area Unit Leader, Environment
—	Paul Allen who, prior to July 1, 2010, was Stantec’s corporate practice area unit leader, Urban Land, and following July 1, 2010, also became Stantec’s regional operating unit leader, Canada East
—	Donald Belliveau who, prior to March 1, 2009, was regional leader of Stantec’s Atlantic region
—	Gordon A. Johnston who, prior to March 1, 2012, was the regional practice area leader in Environmental Infrastructure (now Water)
—	Robert H. Seager who, prior to March 1, 2012, was the regional operating unit practice leader for Stantec’s Environmental Management group in Canada West and Canada East
—

Scott Murray who, prior to January 1, 2008, was an owner and vice president of Fuller, Mossbarger, Scott & May Engineers, Inc., and during the period of January 1, 2008, through December 31, 2009, was Stantec’s regional leader for the US South

As a group, our directors and officers beneficially owned, controlled, or directed, whether directly or indirectly, 625,256 common shares representing 1.36 percent of our issued and outstanding common shares as of December 31, 2012.

AUDIT AND RISK COMMITTEE INFORMATION

Audit and Risk Committee Terms of Reference

The responsibilities and duties of our Audit and Risk Committee are set out in the committee’s Terms of Reference, the text of which is attached as Appendix I to this annual information form.

Composition of the Audit and Risk Committee

Our Audit and Risk Committee is made up of the following three members: Ivor M. Ruste (chair), Douglas K. Ammerman, and David L. Emerson.

The board of directors believes that the composition of the Audit and Risk Committee reflects an appropriate level of financial literacy and expertise. Each member of the Audit and Risk Committee has been determined by the board to be “independent” and “financially literate” as such terms are defined under applicable Canadian and US securities laws. In addition, Mr. Ruste, Mr. Ammerman and Mr. Emerson are identified as “Audit Committee Financial Experts” as such term is defined in the rules and regulations of the U.S. Securities and Exchange Commission (SEC). The following is a description of the education and experience of each member of the committee that are relevant to the performance of his or her committee responsibilities.

Ivor M. Ruste is currently executive vice president and chief financial officer for Cenovus Energy Inc., headquartered in Calgary. He has a bachelor of commerce degree (with distinction) from the University of Alberta and is a Fellow Chartered Accountant. During the period from May 2006 to November 2009, he worked for EnCana Corporation and, prior to joining Cenovus, was executive vice president, corporate responsibility & chief risk officer at EnCana. From 1998 to 2006, he was the managing partner of the Edmonton office of KPMG LLP (an international audit, tax, and advisory services firm) and the Alberta regional managing partner and vice chair of the KPMG Canada Board of Directors. As a chartered accountant with 26 years of experience working as an auditor for both public and private companies, Mr. Ruste has reviewed and audited many complex financial statements and prepared interim and annual financial statements in accordance with both Canadian and US generally accepted accounting standards. Over the past 30 years, Mr. Ruste has been involved in numerous other business, community, and professional activities. As of December 31, 2012, he owned 2,500 common shares valued at $99,375 and 19,527 deferred share units valued at $770,313.

Douglas K. Ammerman is a retired partner with KPMG. Mr. Ammerman was with KPMG for almost 30 years, and during that time, he served as the national practice partner, as the managing partner of the Orange County office, and as a member of KPMG’s nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California, as well as a bachelor of arts degree with an accounting emphasis from California State University at Fullerton. Mr. Ammerman is past president of the Pacific Club and director emeritus and served in the Reagan administration as Special Assistant to the Secretary of Interior. He currently serves on the board of directors of Fidelity National Financial, Remy International Inc., Quiksilver, William Lyon Homes, and El Pollo Loco. As of December 31, 2012, he owned 3,000 common shares valued at $119,250 and 4,863 deferred share units valued at $191,868.

David L. Emerson, PC, OBC, is a corporate director, public policy advisor, and senior advisor to CAI Managers, a private equity fund. He has served as a minister in the Government of Canada including Minister of Foreign Affairs, Minister of International Trade, and Minister of Industry. He has also held a number of senior positions in the public service in British Columbia. In the private sector, he was president and CEO of Canfor Corporation, president and CEO of the Vancouver International Airport Authority, and chairman and CEO of Canadian Western Bank. In addition, Mr. Emerson participates on a number of public policy advisory panels at both the federal and provincial levels. Mr. Emerson holds bachelor’s and master’s degrees in economics from the University of Alberta and a doctorate in economics from Queen’s University. His education and experience have provided him with a breadth of knowledge regarding complex accounting issues. As of December 31, 2012, he owned 5,000 common shares valued at $198,750 and 12,195 deferred share units valued at $481,090.

Preapproval Policy

The Audit and Risk Committee must preapprove the audit and nonaudit services performed by the independent auditor in order to ensure that the provision of such services does not impair the auditor’s independence. Unless a type of service to be provided by the independent auditor has received general preapproval, it will require specific preapproval by the Audit and Risk Committee. Any proposed services exceeding preapproved cost levels will require specific preapproval by the Audit and Risk Committee.

External Auditor Service Fees

Aggregate fees paid to Ernst & Young LLP, our external auditor, during the fiscal years ended December 31, 2012, and 2011, are as follows:

Category	Note	2012	2011

Audit Fees	1	C$1,148,000	C$1,104,000
Audit-Related Fees	2	-	169,000
Tax Fees	3	532,000	807,000

Total		C$1,680,000	C$2,080,000

[1]

Audit Fees—Audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements

[2]

Audit-Related Fees—Assurance and related services provided by Ernst & Young LLP. These services can include accounting consultations, attest services not required by statute or regulation, translation of financial statements and reports in connection with the interpretation of financial accounting standards.

[3]

Tax Fees—Professional services rendered by Ernst & Young LLP for income tax compliance generally involving the preparation of US original and amended tax returns and claims for refund, tax advice, including assistance with tax audits, plus tax advice related to mergers, acquisitions and financing structures, and tax planning.

LEGAL PROCEEDINGS

We have legal claims and suits pending, both by and against us. These are typical to the industries in which we operate. Where appropriate, these claims have been reported to our insurers and the insurers of our predecessors, who are in the process of adjusting and/or defending them. None are expected to have a material effect on our financial position.

TRANSFER AGENT

Computershare Trust Company of Canada is our transfer agent for our common shares listed on the TSX and NYSE at its offices in Calgary, Alberta; Toronto, Ontario; and Canton, Massachusetts.

MATERIAL CONTRACTS

We did not enter into any material contracts outside the ordinary course of business in 2012. We consider the acquisition of professional services firms to be in the ordinary course of our business.

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Accountants, located at 10020 – 100th Street, Suite 2200, Edmonton, Alberta, are the Company’s auditors.

The Company’s auditors, Ernst & Young LLP, are independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and have complied with the SEC’s rules on auditor independence.

ADDITIONAL INFORMATION

Financial information is provided in our consolidated financial statements and management’s discussion and analysis for our most recently completed financial year. Additional information, including directors’ and officers’ remuneration and indebtedness, the principal holders of our securities, and securities authorized for issuance under equity compensation plans, will be contained in our management information circular. Copies of this annual information form, as well as our latest management information circular and financial review (which includes our consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2012), may be obtained from our website at www.stantec.com or by mail on request from the secretary at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6. Disclosure documents and any reports, statements, or other information that we file with Canadian provincial securities commissions or other similar regulatory authorities, are also available through SEDAR at www.sedar.com.

NYSE CORPORATE GOVERNANCE DISCLOSURE

As a foreign private issuer listed on the NYSE, we are generally entitled to follow the Canadian requirements, including the rules of National Instrument 58-101 and National Policy 58-201, with respect to corporate governance practices. We are required, pursuant to Section 303A.11 of the NYSE’s Listed Company Manual, to identify any significant ways in which our corporate governance practices differ from those followed by US domestic companies under NYSE listing standards. These differences can be found on our website at www.stantec.com.

Stantec Inc.	APPENDIX I

Audit and Risk Committee-Terms of Reference (Mandate)

A.	Overview and Purpose

The Audit and Risk Committee is appointed by, and responsible to, the board of directors. The committee approves, monitors, evaluates, advises, and makes recommendations, in accordance with these terms of reference, on matters affecting the external and internal audits, risk management matters, the integrity of financial reporting, and the accounting control policies and practices of the corporation. The involvement of the committee in overseeing the financial reporting process, including assessing the reasonableness of management’s accounting judgments and estimates and reviewing key filings with regulatory agencies is an important element of the Company’s internal control over financial reporting. The committee has oversight responsibility for the performance of both the internal auditors and the external auditors. The committee also ensures the qualifications and independence of the external auditors. The committee has oversight of the corporation’s compliance with legal and regulatory requirements.

It is not the duty of the committee to plan or conduct audits or to determine that the corporation’s financial statements are complete, accurate, and in accordance with International Financial Reporting Standards.

B.	Authority and Responsibilities

The Audit and Risk Committee shall:

a.	Request such information and explanations in regard to the accounts of the corporation as the committee may consider necessary and appropriate to carry out its duties and responsibilities.

b.	Consider any other matters which, in the opinion of the committee or at the request of the board, would assist the directors to meet their responsibilities.

c.	Provide reports and minutes of meetings to the board.

d.

Engage independent counsel and other advisors as may be deemed or considered necessary and determine the fees of such counsel and advisors. Receive confirmation from management that the corporation has provided for adequate funding for the payment of compensation to the independent counsel and other advisors.

C.	Membership

The members of the committee shall be composed of a minimum of three independent directors, appointed by the board, all of whom must be financially literate as defined under the rules of the SEC and the New York Stock Exchange (NYSE) and applicable Canadian securities laws. At least one member shall have accounting or related financial management expertise and be an audit committee financial expert as defined in SEC regulations. For greater clarity, the board has adopted the definition of independent director as set out in Multilateral Instrument 52-110 of the Canadian Securities Administrators. The chair of the board of directors shall be an ex-officio member of the Audit and Risk Committee, in addition to the minimum number of required independent directors.

The chair of the committee shall be designated by the board.

Attendance by invitation at all or a portion of committee meetings is determined by the committee chair or its members and would normally include the chief financial officer of the corporation, representatives of the external auditor, the internal auditor, and such other officers or support staff as may be deemed appropriate.

D.	Financial Statements and Disclosures

1.	Review, and recommend to the board for approval, the annual audited financial statements and management discussion and analysis.

2.	Review, and recommend to the board for approval, the following public disclosure documents:

(a)	The annual management information circular and proxy materials

(b)	The annual information form, including any regulatory requirements for audit and risk committee reporting obligations

(c)	The year-end news release on the earnings of the corporation

(d)	Other regulatory filings of a financial nature

3.

Review and, if appropriate, approve and authorize the release of the quarterly unaudited financial statements including management’s discussion and analysis, the quarterly interim report to shareholders, and the quarterly press release on the earnings of the corporation. However, in the event that there is a significant or extraordinary matter that, in the opinion of the committee, should be reviewed by the board before the release of such information, the matter shall be referred to the board for review.

4.

Receive quarterly report from the disclosure committee on the adequacy of disclosure with respect to material events in the corporation’s financial statements, management’s discussion and analysis, and earnings press releases.

5.

Receive annually an evaluation from the internal auditor of the procedures that exist for the review of financial information (extracted or derived from financial statements) that is publicly disclosed by the corporation.

6.

Review, and recommend to the board for approval, all annual financial statements, reports of a financial nature (other than quarterly unaudited financial statements), and the financial content of prospectuses or any other reports that require approval by the board prior to submission thereof to any regulatory authority.

7.	Review the Audit and Risk Committee information required as part of the annual information form.

8.

Review with management on an annual basis, the corporation’s obligations pursuant to guarantees (including those granted under the Surety Credit Facility) that have been issued and material obligations that have been entered into and the manner in which these guarantees and obligations have been, or should be, disclosed in the financial statements.

9.	Review and assess, in conjunction with management and the external auditor, at least annually or on a quarterly basis where appropriate or required:

(a)	The appropriateness of accounting policies and financial reporting practices used by the corporation, including alternative treatments that are available for consideration

(b)	Any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the corporation

(c)	Any new or pending developments in accounting and reporting standards that may affect or impact on the corporation

(d)	Any off-balance sheet structures

(e)	The key estimates and judgments of management that may be material to the financial reporting of the corporation

10.

At least annually, request the external auditor to provide their views on the quality (not just the acceptability) of the corporation’s annual and interim financial reporting. Such quality assessment should encompass judgments about the appropriateness, aggressiveness, or conservatism of estimates and elective accounting principles or methods and judgments about the clarity of disclosures.

11.

Review any litigation, claim, or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the corporation and the manner in which these matters have been disclosed in the financial statements.

12.	Review with management on a quarterly basis, the indicators of impairment to the corporation’s goodwill.

E.	External Auditor

13.	Assess the performance and consider the annual appointment of an external auditor for recommendation to the board for ultimate recommendation for appointment by the shareholders.

14.

Review, approve, and execute the annual engagement letter with the external auditor and ensure that there is a clear understanding between the board, the committee, the external auditor, and management that the external auditor reports directly to the shareholders and the board through the committee. The terms of the engagement letter or the annual audit plan should include, but not be limited to, the following:

(a)	Staffing

(b)	Objectives and scope of the external audit work

(c)	Materiality limits

(d)	Audit reports required

(e)	Areas of audit risk

(f)	Timetable

(g)	The proposed fees

15.	Obtain and review a report from the external auditor at least annually regarding the auditor’s independence and the profession’s or audit firm’s requirements regarding audit partner rotation.

16.

Approve, before the fact, the engagement of the external auditor for all nonaudit services and the fees for such services and consider the impact on the independence of the external audit work of fees for such nonaudit services.

17.

Review all fees paid to the external auditor for audit services and, if appropriate, recommend their approval to the board. Receive confirmation from management that the corporation has provided for adequate funding for the payment of compensation to the external auditor.

18.

Receive an annual certification from the external auditor that they participate in the public oversight program established by the Canadian Public Accountability Board (CPAB) and the standards of the United States Public Company Accounting Board (PCAOB) and that they are in good standing with the CPAB and the PCAOB.

19.

Review a report from the external auditors describing (a) the firm’s internal quality control procedures and (b) any material issues raised by the most recent internal quality control review or peer review of the firm or by any inquiry or investigation by governmental or professional authorities within the preceding five years regarding the audits carried out by the external auditor together with any steps taken to deal with any such issues.

20.	Receive and resolve any disagreements between management and the external auditor regarding all aspects of the corporation’s financial reporting.

21.	Review with the external auditor the results of the annual audit examination including, but not limited to, the following:

(a)	Any difficulties encountered, or restrictions imposed by management, during the annual audit

(b)	Any significant accounting or financial reporting issues

(c)

The auditor’s evaluation of the corporation’s internal controls over financial reporting and management’s evaluation thereon, including internal control deficiencies identified by the auditor that have not been previously reported to the committee

(d)	The auditor’s evaluation of the selection and application of accounting principles and estimates and the presentation of disclosures

(e)

The postaudit or management letter or other material written communications containing any findings or recommendations of the external auditor including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses

(f)	Any other matters which the external auditor should bring to the attention of the committee

22.

Meet with the external auditor at every meeting of the committee or as requested by the auditor, without management representatives present, and meet with management, at least annually or as requested by management, without the external auditor present.

23.

When there is to be a change in the external auditor, review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 and the planned steps for an orderly transition.

24.	Review and approve the corporation’s hiring policies regarding employees and former employees of the present and former external auditors of the corporation.

25.	Receive comments from the external auditor on their assessment of the effectiveness of the committee’s oversight of internal control over financial reporting.

F.	Internal Audit

26.	Review the appointment or termination of the internal auditor.

27.	Review and approve the internal audit charter periodically (at least every three years).

28.

Review and approve the annual audit plan of the internal auditor (where applicable) and ensure that there is a clear understanding between the board, the committee, the internal auditor, and management that the internal auditor reports directly to the board through the committee. Receive confirmation from management that the corporation has provided for adequate funding for the internal auditor. The terms of the audit plan should include, but not be limited to, the following:

(a)	Staffing

(b)	Objectives and scope of the internal audit work

(c)	Materiality limits

(d)	Audit reports required

(e)	Areas of audit risk

(f)	Timetable

(g)	The proposed budget

29.	Review with the internal auditor the results of their audit examination, including, but not be limited to, the following:

(a)	Any difficulties encountered, or restrictions imposed by management, during the audit

(b)	Any significant accounting or financial reporting issues

(c)	The auditor’s evaluation of the corporation’s system of internal accounting controls, procedures, and documentation

(d)

The internal audit reports or other material written communications containing any findings or recommendations of the internal auditor, including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses

(e)	Any other matters which the internal auditor should bring to the attention of the committee

30.	Meet with the internal auditor at every meeting of the committee or as requested by the internal auditor, without management representatives present.

G.	Internal Controls

31.

Obtain reasonable assurance, through discussions with and reports from management, the external auditor, and the internal auditors, that the accounting systems are reliable, the system for preparation of financial data reported to the market is adequate and effective, and the system of internal controls is effectively designed and implemented.

32.

Review management’s annual report on the effectiveness of internal controls and procedures, as well as quarterly and annual chief executive officer and chief financial officer certificates filed pursuant to securities regulations.

33.	Receive reports from management and/or the internal auditor on all significant deficiencies and material weaknesses identified.

34.

Review annually, or as required, the appropriateness of the system of internal controls and approval policies and practices concerning the expenses of the officers of the Corporation, including the use of its assets.

35.	Review and approve, on a quarterly after-the-fact basis, the expense accounts of the board chair and of the chief executive officer of the corporation.

H.	Risk

General

36.	Review at least annually with management:

(a)	the Corporation’s method of identifying, evaluating, mitigating and reporting on the principal risks inherent in the Corporation’s businesses and strategic directions;

(b)

the systems, policies and practices applicable to the Corporation’s assessment, management, prevention and mitigation of risks (including strategic, operating, compliance, reputation as well as financial risks including but not limited to the foreign currency, liquidity and interest rate risk, the use of derivative instruments, counterparty credit exposure, litigation and adequacy of tax provisions); and

(c)

the Corporation’s risk appetite, risk tolerance and risk retention philosophy, including the Corporation’s loss prevention policies and insurance programs and corporate liability protection programs for directors and officers, as well as disaster response and business continuity plans.

37.	Receive quarterly reports from and review with management, the status of the Corporation’s principal and emerging risks, and the related mitigation programs.

38.	Review with management the disclosures of the Corporation’s risks and risk factors in the Corporation’s annual information form, the MD&A and other regulatory filings.

39.	Report to the board quarterly on its activities in connection with the risk oversight role referenced herein so that the board as a whole can fulfill its responsibilities for risk oversight.

40.

Receive a risk assessment report from management following due diligence on acquisitions within North America with an enterprise value of $40 million (Canadian) or greater and all acquisitions outside North America, make such further inquiries as considered necessary, and report thereon to the board. The content of the risk assessment report will be initially developed by the committee in conjunction with management and will be reviewed annually by the committee.

Finance

41.

Review and assess, in conjunction with management and the external auditor, at least annually or on a quarterly basis where appropriate or required, the impact of the corporation’s capital structure on current and future profitability.

42.	Review and recommend to the board of directors proposals requesting a grant of a guarantee issued by Stantec for an amount in excess of $5 million, prior to issuance.

43.

Review and recommend to the board of directors proposals requesting a grant of a surety bond issued by Stantec or its subsidiaries for: (a) an amount in excess of $5 million individually or (b) where by virtue of the grant of such surety bond would put the aggregate value of all surety bonds issued and outstanding in excess of $50 million, prior to issuance.

I.	Compliance/Fraud

44.	Receive quarterly reports on the corporation’s fraud risk assessment activities.

45.	In accordance with the corporation’s integrity practices, review and determine the disposition of any complaints or correspondence received under the policy.

46.	Consider annually whether the Corporation should make use of an external integrity hotline.

47.	Discuss with management the corporation’s policies and procedures designed to ensure an effective compliance and ethics program, including the corporation’s code of ethics.

48.	Discuss with management and the corporation’s in-house legal counsel any legal matters that may have a material impact on the financial statements or the corporation’s compliance requirements.

49.	Review quarterly, the compliance certificate of the chief financial officer.

J.	Other

50.	Review, as required, any claims of indemnification pursuant to the bylaws of the corporation.

51.	Receive a quarterly report from the chief financial officer regarding private aircraft use, including itinerary and passenger manifest.

52.	Review and determine the disposition of any complaints received from shareholders or any regulatory body.

53.	Conduct an annual assessment of the effectiveness of the committee and provide a report thereon to the board.

54.	Review annually the terms of reference for the committee and recommend any required changes to the board.

K.	Meetings

55.	Regular meetings of the committee are held at least four times each year.

56.	Meetings may be called by the committee chair or by a majority of the committee members, usually in consultation with management of the corporation.

57.	Meetings are chaired by the committee chair or, in the chair’s absence, by a member chosen from among the committee.

58.	A quorum for the transaction of business at any meeting of the committee is a majority of the appointed members.

59.

The secretary of the corporation shall provide for the delivery of notices, agendas, and supporting materials to the committee members at least five (5) days prior to the meeting except in unusual circumstances.

60.	Meetings may be conducted with members present or by telephone or other communications facilities that permit all persons participating in the meeting to hear or communicate with each other.

61.	A written resolution signed by all committee members entitled to vote on that resolution at a meeting of the committee is as valid as one passed at a committee meeting.

62.	The secretary of the corporation, or his designate, shall be the secretary for the committee and shall keep a record of minutes of all meetings of the committee.

63.

Minutes of the meetings of the committee shall be distributed by the secretary of the corporation to all members of the committee and shall be submitted for approval at the next regular meeting of the committee.